October 13, 2017 Via EDGAR (Correspondence) Ms. Jennifer Thompson
Accounting of Consumer Products Securities and Exchange Commission Division of Corporation Finance 100F Street, NE Washington, D.C. 20549

Re:	Build-A-Bear Workshop, Inc. Form 10-K for the Fiscal Year Ended December 31, 2016 Filed March 16, 2017 Definitive Proxy Statement on Schedule 14A Filed March 31, 2017 File No. 001-32320

Dear Ms. Thompson:

This letter sets forth the response of Build-A-Bear Workshop, Inc. (the “Company”) to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in your letter dated September 21, 2017 regarding the Staff’s review of the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2017 filed on March 16, 2017, (the “Form 10-K”) and the Company’s Definitive Proxy Statement on Schedule 14A filed March 31, 2017, (the “Proxy Statement”). The Company’s responses set forth below correspond to the comment as numbered in the Staff’s letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal Year Ended December 31, 2016 Compared to Fiscal Year Ended January 2, 2016, page 23

1.

We note your disclosure on page 30 under the heading “Revenue Recognition” that in 2016 your estimate of gift card breakage resulted in a $4.5 million increase in net retail sales. We further note this is consistent with the table on page 23 quantifying significant factors that contributed to the change in net retail sales. Please explain to us in greater detail the reasons that breakage revenue increased in fiscal 2016. Please also disclose, in future filings, the reasons for this change. Since breakage has no associated incremental cost, we note that changes in breakage are pure profit that fall directly to your profitability subtotal income before income taxes, and such changes should be explained to your investors if they have a significant impact on your profitability.

Ms. Jennifer Thompson

October 13, 2017

Response:

Breakage revenue increased in fiscal 2016 for three reasons. First, in December 2015, the Company established a new legal entity in Virginia to issue and administer gift cards. This created a set of gift cards that were different in substance from those previously issued through an entity established in Delaware as the new gift cards are subject to different terms and conditions promulgated by different state laws. Because of the substantive differences in the terms and conditions, the Company concluded it was appropriate to establish an accounting policy specific to the newly issued cards. The Company determined that the redemption recognition method to record breakage revenue was most appropriate and preferable for this new population of gift cards. Fiscal 2015 included one month of breakage revenue calculated under the redemption recognition method, while fiscal 2016 included a full year’s breakage revenue. This accounted for 47% of the increase in fiscal 2016 breakage revenue.

Second, the Company included all gift card breakage as a component of net retail sales in fiscal 2016, while in fiscal 2015, of the $2.2 million of breakage recorded all but $500,000 of breakage was included as an offset to SG&A. The Company did not conform classification for the breakage amounts classified in SG&A in 2015 and 2014 because such classification differences were determined to be immaterial. This accounted for 43%, or less than $2 million of the increase in fiscal 2016 breakage revenue. Finally, the remaining 10% of the increase is due to higher gift card sales in prior periods.

In future filings, we will continue to evaluate and appropriately describe significant changes in results, including the reason for the change and the impact on profitability, as necessary.

Non-GAAP Financial Measures, page 25

2.

We note your presentation of store contribution, which is described as income before income tax expense, interest, general and administrative expense, excluding income from franchise and commercial activities and contribution from your e-commerce sites, locations not open for the full fiscal year and adjustments to deferred revenue related to your loyalty program and gift card breakage. Some of the excluded expenses appear to be normal, recurring cash operating expenses of your business. Please balance the exclusion of these operating expenses by disclosing the limitations of a store-level performance measure; namely, that the excluded expenses are recurring in nature and necessary to support the operation and development of your stores. Refer to Question 100.01 of our Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures.

Response:

In future filings, the Company will revise its description of store contribution to include language similar to the following:

Additionally, store-level performance measures are inherently limited in that they exclude certain expenses that are recurring in nature and are necessary to support the operation and development of our stores.

Ms. Jennifer Thompson

October 13, 2017

Seasonality and Quarterly Results, page 27

3.

Please tell us how your presentation of retail gross margin complies with the requirement of Item 302(A)(1) of Regulation S-K to disclose consolidated gross profit. As part of your response, please tell us whether your total revenue less cost of merchandise sold – retail and cost of merchandise sold – commercial would result in a GAAP gross profit measure.

Response:

The Company believes that retail gross margin is a key metric for its investors given that its retail operations are the predominant driver of its financial results. However, the Company acknowledges that this is not the same as consolidated gross profit. Consolidated “total revenue” less “cost of merchandise sold – retail” and “cost of merchandise sold – commercial” would result in a GAAP gross profit measure. In future filings, the Company will use this standard GAAP measure in the table of quarterly results.

Definitive Proxy Statement on Schedule 14A

Executive Compensation

Compensation Discussion and Analysis

2016 Long-Term Incentive Program, page 23

4.

Pursuant to Instruction 4 to Item 402(b) of Regulation S-K, in future filings please disclose the total revenue targets required for the performance-based restricted stock to vest under the 2016 Long-Term Incentive Program, and the three-year pretax income growth goals required for the performance-based restricted stock awards to be earned under the 2017 Long-Term Incentive Program, or tell us why you do not believe this disclosure is necessary.

Response:

As disclosed in the Company’s Proxy Statement the Company’s long-term incentive program historically consists of grants of equity compensation in the form of either (i) restricted stock; (ii) stock options; (iii) performance-based stock; or (iv) a combination of these vehicles. As further described in the Proxy Statement, the Company made two equity compensation grants in fiscal 2016. The first grant, the annual grant to its named executive officers (“NEOs”) consisted of time-based restricted stock (50% of grant value) and non-qualified stock options (50% of grant value). The second grant, a special grant, was made to facilitate the Compensation and Development Committee’s (the “Committee”) determination to increase the length of the performance period of performance-based restricted stock from one year to three years. The special 2016 grant for NEOs consisted of three-year performance-based restricted stock that will vest subject to the achievement of the Company’s goals related to cumulative consolidated total revenues for fiscal 2016, 2017 and 2018 and will be earned if threshold total revenues are achieved (the “2016 Performance Stock”). In line with the Committee’s current philosophy on extended performance periods, fiscal 2017 long-term incentive awards consisted, in part, of three-year performance-based restricted stock that will be earned if three-year pretax income growth goals are attained (the “2017 Performance Stock”). The cumulative consolidated total revenue goals used to measure achievement of the 2016 Performance Stock and the three-year pretax income growth goals used to measure achievement of the 2017 Performance Stock are referred to herein as the “Performance Targets.”

Ms. Jennifer Thompson

October 13, 2017

As discussed in more detail below, the Company has carefully considered the materiality of disclosing the Performance Targets and whether such disclosure would cause competitive harm to the Company. While the Company acknowledges the importance of providing appropriate and informative disclosure regarding its executive compensation program, the Company has concluded that it is not appropriate to disclose the Performance Targets. The Company believes its position is supported by Instruction 4 to Item 402(b) of Regulation S-K and C&DI 118.04.

Materiality Analysis

C&DI 118.04 states that “[a] company should begin its analysis of whether it is required to disclose performance targets by addressing the threshold question of materiality in the context of the company’s executive compensation policies or decisions. If performance targets are not material in this context, the company is not required to disclose the performance targets. Whether performance targets are material is a facts and circumstances issue, which a company must evaluate in good faith.” The analysis as to whether omitted information is material is typically determined with a view toward whether there is “a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.” Basic, Inc. v. Levinson, 485 U. S. 224, 231 (1988).

In the case of the 2016 Performance Stock awards, the Company respectfully submits that the Performance Targets do not meet the materiality threshold for the following reasons:

●	The Proxy Statement describes how the Committee calculated the target number of performance-based restricted stock for the 2016 Performance Stock awards (see page 23 of the Proxy Statement);

●

The Proxy Statement further describes the percentage of the target 2016 Performance Stock awards, and the number of shares that will vest, if threshold, target and maximum Performance Target levels are achieved (see pages 24 and 29 of the Proxy Statement);

●

The 2016 Performance Stock awards make up only approximately 30% of total target compensation for the Company’s President and Chief Executive Officer and less than 20% of total target compensation for the other NEOs; and

●	The Company discloses the grant date fair value of the 2016 Performance Stock awards and the material terms of the awards (see pages 23 and 29 of the Proxy Statement).

Ms. Jennifer Thompson

October 13, 2017

Similarly, the Company respectfully submits that the Performance Targets as they relate to the 2017 Performance Awards do not meet the materiality standards noted herein. In its proxy statement for the 2018 Annual Meeting of Stockholders in which the Company will address 2017 NEO compensation in greater detail, the Company intends to disclose information as to the calculation and vesting of the 2017 Performance Stock awards in the same form as the information included in the Proxy Statement with respect to the 2016 Performance Stock awards. This information will provide stockholders with the amount of 2017 Performance Stock awards that each NEO is eligible to receive if the threshold, target and maximum performance levels are achieved. In addition, the 2017 Performance Stock awards comprised only approximately 9% to 14% of the NEO’s total target compensation for fiscal 2017, varying by each individual NEO.

The extensive information the Company presents with respect to the 2016 Performance Stock, and intends to disclose with respect to the 2017 Performance Stock, together with the information on the Company’s long-term compensation objectives and practices as a whole provides stockholders with the information they need to comprehend and evaluate the Company’s long-term incentive awards and overall executive compensation programs and practices. Most importantly, the Proxy Statement provides stockholders with the disclosure necessary to understand and evaluate the amount of performance-based stock that each NEO can earn depending on whether threshold, target or maximum Performance Target levels are achieved and the methodology for calculating and determining the amounts awarded to each NEO. For the foregoing reasons, the Company respectfully submits that disclosure of specific quantitative figures for the Performance Targets would not provide the public with a materially greater understanding of the Committee’s actions or decisions in respect of the Performance Target goals or the NEOs’ compensation packages as a whole.

Competitive Harm Analysis

Even if the Staff disagrees with the Company’s determination regarding the materiality of the Performance Targets, the Company respectfully submits that the Performance Targets constitute confidential information of the Company, the disclosure of which would result in competitive harm to the Company’s business. Both C&DI 118.04 and Instruction 4 to Item 402(b) of Regulation S-K provide that “registrants are not required to disclose target levels with respect to specific quantitative or qualitative performance related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant.” Instruction 4 goes on to state that the standard to use when determining whether disclosure would cause competitive harm is the same standard that applies to requests for confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Rule 406 of the Securities Act of 1933, as amended, and Rule 24b-2 of the Securities Exchange Act of 1934, as amended, each of which incorporates the criteria for non-disclosure found in Exemption 4 of the Freedom of Information Act (“FOIA”) and rules promulgated thereunder (“Exemption 4”).

Ms. Jennifer Thompson

October 13, 2017

Exemption 4 protects “trade secrets and commercial or financial information obtained from a person and privileged or confidential” matters from the broad public disclosure requirements of FOIA. For Exemption 4 to apply, each of the following three tests must be satisfied: (i) the information for which an exemption is sought must be a trade secret or such information must be commercial or financial in character; (ii) such information must be obtained from a person; and (iii) such information must be privileged or confidential. Nidler v. Federal Deposit Insurance Corp., 92 F.3d 93, 95 (2nd Cir. 1996).

Commercial or Financial Information

Information is commercial if it pertains or relates to or deals with commerce. See American Airlines, Inc. v. National Mediation Board, 588 F.2d 863, 870 (2d Cir. 1978). In Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 644 F. Supp. 344, 346 (D.D.C. 1986), vacated on other grounds, 830 F.2d 278, 281 (D.C. Cir. 1987), the court held that “information is commercial if it relates to commerce, or it has been compiled in pursuit of profit.” The Company respectfully submits that the quantitative details of the Performance Targets are indeed commercial information, therefore satisfying the first prong of Exemption 4.

Obtained from a Person

The term “person” refers to a wide range of entities, including corporations. Landfair v. United States Dep’t of the Army, 645 F. Supp. 325, 327 (D.C. Cir. 1986). The Performance Targets, if disclosed, would be obtained from the Company, a Delaware corporation, which would satisfy the second prong of Exemption 4.

Privileged or Confidential Information

As the federal courts have interpreted Exemption 4 under FOIA, commercial or financial information is “confidential” if it is not of the type usually released to the public and is of the type that, if released to the public, is likely to cause substantial harm to the competitive position of the person from whom the information was obtained. Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 975 F.2d 871, 879 (D.C. Cir. 1992) (reaffirming National Parks and Conservation Ass’n v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974)), cert. denied, 507 U.S. 984 (1993). Evidence of “actual competition and a likelihood of substantial competitive injury” is sufficient to satisfy the “substantial harm” requirement. CNA Fin. Corp. v. Donovan, 830 F.2d 1132, 1152 (D.C. Cir. 1987). It is not necessary to prove actual competitive harm from the release of information. Gulf & Western Industries, Inc. v. United States, 615 F.2d 527, 530 (D.C. Cir 1979). A discussion of both prongs of the confidentiality test is provided below.

No Release to the Public

The Company respectfully submits that the first prong of the confidentiality test is satisfied because the Performance Targets, which are based on three-year goals, are not information that the Company releases to the public.

Ms. Jennifer Thompson

October 13, 2017

Substantial Harm

Actual Competition: As disclosed in its Annual Report on Form 10-K for the year ended December 31, 2016, the Company operates in a highly competitive and diverse retail environment characterized by low barriers to entry. The Company faces competition from mall-based retailers that compete for prime mall locations, including various apparel, footwear and specialty retailers, and big box retailers and toy stores, as well as manufacturers that sell plush toys. In these markets, the Company not only competes for consumer dollars, but as important, the Company competes for successful and qualified individuals with the unique retail and product development experience essential to the Company’s future operations. The Company believes that disclosing the Performance Targets would reveal non-public information about its NEO compensation and retention practices that competitors may use to lure away key senior managers to the Company’s detriment.

Likelihood of Substantial Competitive Injury: In recent years, there has been a trend of consumers preferring to purchase products from online merchants rather than traditional brick-and-mortar stores. After reporting three consecutive years of sales increases and improved profitability, the Company reported decreases in both total revenues and retail sales from fiscal 2016 compared to fiscal 2015 due, in large part, to the impact of reported declines in mall traffic that negatively affected the overall retail industry, principally in North America in December 2016. Similar to industry reported retail trends, the Company’s December 2016 traffic levels abruptly reversed, which adversely impacted both sales and profit for the fourth quarter and year ended December 31, 2016.

In light of the buying shift to e-commerce and the rapidly evolving retail industry, the Company continuously evaluates and adjusts its business strategies, objectives and expectations to move it toward long-term sustainable profitable growth. As disclosed in its Annual Report on Form 10-K for the year ended December 31, 2016, the Company expects fiscal 2017 to be a transitional year, as adjustments are made and key aspects of its longer term strategies are put in place. These stated strategies include, among others, addressing aged store fleet and increasing consumer interest by taking steps to transform the Company’s operating model, such as the development of concourse shopping experiences, and diversifying revenue sources by exploring experiential wholesale, international franchising and outbound licensing.

Essential to the success of executing these revamped business strategies is the Company’s ability to retain its senior management team, especially its NEOs, who are responsible for the development and implementation of the business plan. The competition for qualified management personnel in the retail industry is high given the need for individuals with the experience and skill necessary to address the negative trends currently facing traditional retailers.

The Company believes that disclosure of the Performance Targets would provide its competitors with information that could be used to recruit or attract the Company’s NEOs and other senior managers. Disclosure of the Performance Targets, when considered with the Company’s earnings guidance and results, would enable competitors to predict the payout of the long-term incentive awards and design more attractive compensation packages to recruit or distract the Company’s key personnel. In June 2013, the Company hired a new Chief Executive Officer who has worked to build a management team that helped bring the Company three consecutive years of increase profitability. Furthermore, the Company is relatively small, with only approximately 250 employees at its corporate headquarters and a small number of executives and senior managers. The loss of any of the Company’s senior management team, especially its NEOs, would have an adverse effect on the ability of the Company to implement its current business strategies at a time when institutional knowledge and continuity are imperative. In fact, analyst reports regarding the Company have highlighted that the potential loss of executives is a notable risk that the Company faces. The Company would face competitive harm by providing its competitors, many of which have significantly greater financial resources and name recognition, with information that would assist them in recruiting the individuals who are key to the Company’s success in the retail industry.

Ms. Jennifer Thompson

October 13, 2017

Not only would the Company stand to lose its competitive position if it cannot retain key personnel, but moreover, the Company’s competitors would stand to gain a competitive advantage by recruiting these individuals. The Company believes that its current business strategies provide innovative solutions to propel the Company through the currently volatile environment experienced by the retail industry as a whole. These strategies arguably apply to the business models of a number of the Company’s mall-based and big box retail competitors. While the Company’s strategies have been publicly disclosed, the ideas and methods by which the Company will implement these strategies are confidential and the result of collaboration among the Company’s NEOs and other senior managers. If the Company’s competitors were successful in recruiting these individuals, they would have an opportunity to capitalize on the Company’s business strategies to their competitive benefit and the Company’s detriment.

Conclusion

In view of these considerations, the Company has concluded that disclosure of the Performance Targets is not material to an understanding of the Company’s executive compensation policies and practices, as the Proxy Statement provides stockholders and the public with the exact amounts of long-term compensation that the Company’s NEOs are eligible to receive by providing threshold, target and maximum amounts and describing the parameters by which the long-term incentive awards will vest. Furthermore, disclosure of the Performance Targets would cause the Company substantial competitive harm by providing its competitors with information beneficial in recruiting individuals who are key to the Company’s competitive position within the retail industry. As such, the Company has determined not to disclose the Performance Targets. The Company acknowledges that Instruction 4 to Item 402(b) of Regulation S-K requires that if the Company does not disclose the Performance Targets, the Company must discuss how difficult or likely it will be for the Company to achieve the undisclosed Performance Targets. The Company will address this topic in its future proxy statements in accordance with Instruction 4 to Item 402(b) of Regulation S-K.

In consideration of the facts and circumstances discussed above, the Company respectfully submits that it is appropriate to omit from its future filings, disclosure of the Performance Targets while such performance period is ongoing.

The Company hereby also acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing.

Ms. Jennifer Thompson

October 13, 2017

We believe the foregoing to be fully responsive to the Staff’s comments. Please direct any additional questions or comments to me at (314) 423-8000, extension 5221.

Sincerely,

/s/ Voin Todorovic

Voin Todorovic

Chief Financial Officer

cc:	Jennifer Thompson, SEC Lisa Sellars, SEC Charlie Guidry, SEC Jacqueline Kaufman, SEC Amy Smith, EY Eric Fencl, Build-A-Bear Workshop, Inc.